FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, April 24, 2019

Mr. Joaquín Cortés H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”), I hereby inform you of the following significant event:

In connection with the contracts for the purchase and sale of power and electricity informed through a significant event issued on May 5, 2016, Anglo American Sur S.A. ("AngloAmerican") and Enel Generación Chile S.A. (“Enel Generación”) have signed an Agreement called "Payment of Compensation for Exit Clause, Settlement and Transaction for Contracts for the Purchase and Sale of Power and Electricity for Los Bronces, El Soldado and Chagres" (the "Agreement"), by virtue of which it has been agreed to anticipate the date of termination of the contracts as of February 20, 2020 and the payment of the respective exit compensation that corresponds to Enel Generación, in accordance with both the provisions of the contracts and the aforementioned Agreement.

As of this date, it is not possible to reasonably quantify the financial effect of the early termination date in the results of Enel Generación. The financial effects will depend on factors that affect the behavior of the electricity market, such as, among others, the price of fuels; the hydrological conditions; growth of demand and international inflation rates, which to date are not possible to determine.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:  Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander –Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: April 25, 2019